# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: RTB Digital, Inc, CIK 0001419275
CUSIP: 39366L307
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: c/o RTB Digital, Inc., 3111 Camino Del Rio North, Suite 400, San Diego, California (CA), 92108
Date of event which requires filing of this statement: 05/12/2026
Filed by CIK 0002123991
Persons authorized to receive notices and communications: James Comer, c/o RTB Digital, Inc., 3111 Camino Del Rio North, Suite 400, San Diego, California (CA), 92108, 855-201-1613

## Reporting persons
- Comer James Lamar Walton (CIK 0002123991): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC), personal funds (PF); sole voting power 4,504,276; shared voting power 0; sole dispositive power 4,504,276; shared dispositive power 0; aggregate amount beneficially owned 4,504,276 (31.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: RTB Digital, Inc
Address of issuer's principal executive offices: c/o RTB Digital, Inc., 3111 Camino Del Rio North, Suite 400, San Diego, California (CA), 92108

## Item 2. Identity and Background
Name of person filing: James Lamar Walton Comer
Residence or business address: c/o RTB Digital, Inc., 3111 Camino Del Rio North, Suite 400, San Diego, CA 92108
Present principal occupation or employment: Chairman and a member of the Board of Directors of the Issuer
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On May 12, 2026 (the "Closing Date"), as contemplated by the Agreement and Plan of Merger, dated September 28, 2025, as amended (the "Merger Agreement"), following the satisfaction of the closing conditions set forth in the Merger Agreement, the Issuer (f/k/a RYVYL Inc.) completed its business combination with RTB Digital, Inc. ("Legacy RTB"), pursuant to which a wholly-owned subsidiary of the Issuer merged with and into Legacy RTB, with Legacy RTB surviving as a wholly-owned subsidiary of the Issuer (the "Merger"). At the effective time of the Merger, each share of common stock of Legacy RTB was converted into the right to receive 0.5305 shares of Common Stock of the Issuer. Also upon consummation of the Merger, (i) stock options and other employee awards that were not exercised for shares of common stock of Legacy RTB before the Merger, (ii) warrants that were not converted into shares of common stock of Legacy RTB before the Merger, and (iii) outstanding debt that may be converted into shares of common stock of Legacy RTB were assumed and adjusted to be exercised or converted at the exchange ratio set forth in the Merger Agreement. In connection with the foregoing, the Reporting Person became entitled to receive (i) 286,097 shares of Common Stock, (ii) 72,941 shares of Common Stock underlying stock options (whether vested or unvested) and (iii) 698,978 shares of Common Stock underlying warrants. Subsequently, on May 13, 2026, the outstanding convertible notes of Legacy RTB held by the Reporting Person were converted into 3,494,888 shares of Common Stock of the Issuer. The shares of Common Stock issued to the former shareholders of Legacy RTB were registered with the SEC pursuant to the Registration Statement on Form S-4 (Reg. No. 333-264959), as amended, declared effective on February 6, 2026. Certain of the security holders of Legacy RTB prior to the Merger have agreed to lock up the common stock of the post merger company for a period of 12 months, with a dribble out thereafter for an additional nine months. The persons participating in the lock-up generally include the insiders and larger shareholders. The lock up arrangements are in addition to any applicable securities law restrictions under the Securities Act of 1933, as amended. The foregoing description of the Merger Agreement does not purport to be complete and is qualified by reference to the full text of such agreement, a copy of which is included as Exhibit 99.1 to this Statement.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth or incorporated by reference in Items 3 and 6 of this Statement is incorporated by reference into this Item 4.
The Reporting Person intends to continuously review his investment in the Issuer and may in the future determine (1) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (2) to dispose of all or a portion of the securities of the Issuer owned by him or (3) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change his intention with respect to any or all of such matters. In reaching any decision as to his course of action (as well as to the specific elements thereof), the Reporting Person currently expects that he would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its business generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

The Reporting Person is Chairman and a member of the Board of Directors of the Issuer and, accordingly, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Issuer's Insider Trading Policy, the Reporting Person may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated by reference.

The Reporting Person beneficially owns an aggregate of 4,504,276 shares of Common Stock, which consists of (i) 53,048 shares of Common Stock held directly by Media Innovation Fund I LLC, of which the Reporting Person is controlling member, (ii) 3,727,937 shares of Common Stock held directly by Comer Trading, LLC, of which the Reporting Person is controlling member, (iii) 698,978 shares of Common Stock issuable to Comer Trading, LLC upon exercise of warrants exercisable within 60 days of this Statement and (iv) 24,313 shares of Common Stock issuable to the Comer Trading, LLC upon exercise of stock options exercisable within 60 days of this Statement. The foregoing excludes 48,628 shares of Common Stock underlying equity awards that are currently unvested and are not substantially certain to vest within 60 days of this statement.
Number of shares as to which each person has sole or shared power to vote or dispose: The 4,504,276 shares of Common Stock beneficially owned by the Reporting Person represents approximately 31.7% of the outstanding shares of Common Stock. The percent of class was calculated based on (i) 13,473,757 shares of Common Stock outstanding, as reported by the Issuer to the Reporting Person, plus (ii) 723,291 shares of Common Stock underlying stock options and/or warrants held by the Reporting Person that are exercisable within 60 days, which are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i).
Transactions in the class effected during the past sixty days: Except as described in Item 3, the Reporting Person has not effected any transaction in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no one other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in Item 3 of the Schedule 13D is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Merger Agreement (incorporated by reference to Annex A to the Issuer's proxy statement/prospectus filed with the Securities and Exchange Commission on February 13, 2026).

## Signatures
- Comer James Lamar Walton: /s/ Walton Comer, Walton Comer (06/26/2026)